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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sequence Financial Specialists LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

781 Meeting Street, STE B

(No. and Street)

Charleston	**SC**	**29403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Xenick   843-853-8222

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser & Company, LLC

(Name – *if individual, state last, first, middle name*)

149 East Bay Street, Suite 200	**Charleston**	**SC**	**29401**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emanuel Xenick _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sequence Financial Specialists LLC _____ , as

of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Bernadette J. Hogsett
State of Florida
My Commission Expires 08/16/2023
Commission No. GG 366257

_____
Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEQUENCE FINANCIAL SPECIALISTS LLC
CHARLESTON, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

PUBLIC REPORT

SEQUENCE FINANCIAL SPECIALISTS LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS　　　　　　　　　　　　　　　　　　Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sequence Financial Specialists LLC
Charleston, South Carolina

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Sequence Financial Specialists LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sequence Financial Specialists LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Sequence Financial Specialists LLC's management. Our responsibility is to express an opinion on Sequence Financial Specialists LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sequence Financial Specialists LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Glaser and Company, LLC

We have served as Sequence Financial Specialists LLC's auditor since 2007.
Charleston, South Carolina
February 23, 2021

SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

<u>ASSETS</u>

Cash and cash equivalents	$	1,152,560
Prepaid contract fees and other assets		132,980
Accounts receivable		27,604
Property and equipment, net of accumulated depreciation of $67,892		72,994
Total Assets	$	1,386,138

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES:		
Accounts payable	$	88,664
Accrued expenses		82,818
Operating lease liability		62,174
Total Liabilities		233,656
MEMBER'S EQUITY:		
Membership interest		1,152,482
Total Liabilities and Member's Equity	$	1,386,138

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sequence Financial Specialists LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
Sequence Financial Specialists LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary lines of business are providing access to capital for alternative investments including serving as the managing broker dealer for such investments; serving as intermediary for mergers and acquisitions and special financing needs and debt restructuring; serving as an administrative service provider to regional centers and direct pooled investments for EB-5 transactions; and serve as referring broker dealer for EB5 transactions involving foreign investors. The Company is a South Carolina Limited Liability Company.

The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Limited Liability Company
The member of Sequence Financial Specialists LLC has limited liability.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits. The Company had $902,560 in cash balances in excess of FDIC coverage at December 31, 2020. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

Accounts Receivable
Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Contract Fees and Other Assets
Prepaid contract fees and other assets primarily are comprised of prepaid contract placement fees totaling $132,980 for services to be performed in the 2021 fiscal year.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2020 was $7,670.

Advertising
The Company expenses advertising costs as they are incurred. For the year ended December 31, 2020, Sequence Financial Specialists LLC had $5,111 in advertising expenses.

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2018. The adoption of this ASU did not have a significant impact on the Company's financial statements. The majority of the Company's revenue arrangements generally consist of a single performance obligation. Consulting fees are substantially reported based on an hourly rate (or other arranged billing schedule) and billed on a monthly basis and recognized in the period of service. Merger and acquisition success fee engagements have initial upfront fees which are recognized under the terms of the contract. Any other fees are success based and are recognized at the close of the transaction when considered earned. Private placement fees are generally for real estate transactions that have been on a min/max basis to date; therefore, no fees are earned or recorded until the minimum is reached and a closing occurs. All payments are received at closing. Fees for EB-5 transactions are earned at various stages based on the approval process for the foreign investor. Revenue recognition occurs when such approval for each stage is complete.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

Leases

The Company recognizes a right-of-use asset and lease liability at the commencement date. The right-of-use asset is measured at cost, which includes the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest implicit in the lease, or, if that rate cannot be determined, the Company's incremental borrowing rate.

Income Taxes

The Company was established as a Limited Liability Company (LLC), which, in lieu of corporate income taxes, the member of an LLC is taxed on its proportionate share of the Company's taxable income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

2. **CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include collectability of accounts receivable, amounts due from related parties and depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change would be material to the financial statements.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES - CONTINUED

Concentration in Business

During the year ended December 31, 2020, 48% of the Company's operating revenue came from one customer; no outstanding accounts receivable due from this customer at December 31, 2020. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

Industry and Regulatory Requirements

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 are as follows:

Software	$	8,457
Office equipment & furniture		40,279
Right of use asset		92,150
		140,886
Accumulated depreciation		(67,892)
Net property and equipment	$	72,994

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and limits the ratio of aggregate indebtedness to net worth. At December 31, 2020, the Company had net capital of $981,078, which was in excess of the required net capital balance.

5. LEASES

The Company has entered into operating leases and subleases associated with its office spaces and office equipment. The leases have terms of up to 5 years and include monthly payments of $1,200, $1,020 and $187, respectively. Future minimum lease payments under these leases are as follows:

2021	$	17,478
2022		17,732
2023		16,011
2024		9,179
	$	60,400

6. RECENT PRONOUNCEMENTS

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016- 02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the standard retrospectively but noted the were no material changes to this retrospective application. The Company has fully adopted the provisions of this standard in 2020.

7. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2020, through February 23, 2021, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.

8. COVID-19

At the time of issuance of these financial statements, the global, national and local impact of the health risks of the coronavirus disease 2019 (COVID-19) is continuing to evolve. The Center for Disease Control and Prevention continues to work with the broad scientific community to develop and widely distribute a vaccine. As global efforts currently focus on containing COVID-19 and eradicating through vaccine distribution, the impacts on United States citizens and businesses continue to be impactful. With a continued long-term horizon for containment and distribution of a vaccine, it is reasonably likely that COVID-19 may cause the Company to experience reductions in revenues, delays in vendor delivery of supplies and services as well as staffing interruptions.